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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d) (4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

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                                INTERLOGIX, INC.
                            (NAME OF SUBJECT COMPANY)

                                INTERLOGIX, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (TITLE OF CLASSES OF SECURITIES)

                            COMMON STOCK--458763-10-9
                     (CUSIP NUMBER OF CLASSES OF SECURITIES)

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                             MICHAEL S. LAFAIR, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                INTERLOGIX, INC.
                               114 WEST 7TH STREET
                                   SUITE 1300
                               AUSTIN, TEXAS 78701
                                 (512) 381-2760
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
               COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING)

                                 WITH A COPY TO:

                             CRAIG L. GODSHALL, ESQ.
                                     DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000

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                                  INTRODUCTION

                  This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission ("SEC") on December 28, 2001 by Interlogix, Inc., a Delaware corporation ("Interlogix" or the "Company"), relating to the offer by Margaret Acquisition, Inc. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of General Electric Company, a New York corporation (the "Parent" or "GE") to acquire all of the Common Stock of the Company, par value $0.01 per share, including the associated rights to purchase common stock, (the "Shares" or "Company Common Stock"), at a price of approximately $38.86 per Share, consisting of (i) $19.43, in cash, and (ii) that number of shares of common stock, par value $0.06, of Parent ("Parent Common Stock") equal to the Exchange Ratio (as defined in the Merger Agreement) upon the terms and subject to the conditions set forth in the prospectus (the "Prospectus") contained in the registration statement on Form S-4 (the "Registration Statement") filed by GE with the Securities and Exchange Commission (the "SEC") on December 28, 2001, as amended, and in the related letter of transmittal and any supplement thereto (which, together with the Prospectus, as each may be amended or supplemented from time to time, constitute the "Offer").

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATION AND AGREEMENTS.

         The first two paragraphs under the section entitled "Interests of Certain Persons in the Transaction" are hereby deleted and replaced with the following:

                  STOCK OPTIONS. All outstanding options to purchase Company Common Stock (each, a "Company Stock Option") will become fully exercisable immediately prior to expiration of the Offer. Company Stock Options outstanding under the SLC Technologies, Inc. Option Plan (the "SLC Plan") will be converted in the Merger into options for Parent Common Stock (a "Converted Option"). The value of each Converted Option will have the equivalent value of the corresponding Company Stock Option as if the Company Stock Option were exercised immediately prior to the Merger. Specifically, the Merger Agreement provides that, effective upon the effective time of the Merger (the "Effective Time"), each unexercised Company Stock Option issued and outstanding under the SLC Plan shall be converted into an option to acquire that number of shares of Parent Common Stock that is equal, rounded up to the nearest whole share, to the product of twice the Exchange Ratio multiplied by the number of shares of Company Common Stock that could have been acquired upon exercise of the Company Stock Option had such Company Stock Option been exercised before the closing of the Merger (the "Closing"), with an exercise price equal to the exercise price of the Company Stock Option divided by twice the Exchange Ratio.

                  Except to the extent prohibited by preexisting agreements, all outstanding Company Stock Options under the Interlogix, Inc. 2000 Stock Incentive Plan, the ITI Technologies, Inc. Long-Term Stock Incentive Plan
(1992), as amended and restated as of May 13, 1998, and any other stock option plan or agreement shall be converted into cash and Parent Common Stock. Each unexercised Company Stock Option issued and outstanding under these plans shall be converted into an amount equal to the difference between $38.86 and the exercise price of the Company Stock Option, one-half of which will be payable in cash and one-half in

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Parent Common Stock valued at the average (rounded to the nearest 1/10,000) of the volume weighted sales prices per share of Parent Common Stock on the NYSE for the five consecutive trading days ending on the second trading day immediately preceding the first date on which Shares are accepted for payment in the Offer. Options issued subject to an agreement which prohibits such treatment will be converted to GE options as described above.

                  Between the date of the Merger Agreement and the Closing, the board of directors of Interlogix or a committee thereof, will, at GE's request, take the necessary action, consistent with its authority under the relevant Interlogix stock option plan or agreement, to give effect to the above, including making any permitted determination regarding the vesting of any or all Company Stock Options, or conforming the administrative rules and procedures applicable to the Company Stock Options to those specified in GE's stock option plans, and amending any such plan, unless such changes materially affect the intrinsic value of any Company Stock Option so amended. If any holder of a Company Stock Option is permitted to exercise the option in connection with the foregoing, this may enable the holder effectively to tender in the Offer the Shares acquired upon exercise.

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

Schedule 1 is hereby amended as follows:

The second sentence of the second paragraph in the section entitled "General" is hereby deleted and replaced with the following:

"The Offer is scheduled to expire at 6:00 P.M., New York City time, on Tuesday, February 19, 2002, unless it is extended by Purchaser in accordance with the terms and conditions of the Merger Agreement."

The reference to "January 28, 2002" in the last sentence under the section entitled "The GE Designees" is hereby replaced with "February 19, 2002."


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002        INTERLOGIX, INC.



                                 /s/ Kenneth L. Boyda
                                 ---------------------------------------------
                                 Name: Kenneth L. Boyda
                                 Title: President and Chief Executive Officer